Mail Stop 6010

June 28, 2007

Jeffrey Kang, Chief Executive Officer
Comtech Group, Inc.
Room 10001, Tower C, Skyworth Building
High-Tech Industrial Park
Nanshan, Shenzhen 5180
Peoples Republic of China

> **Re: Comtech Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Form 10-Q for the fiscal quarter ended March 31, 2007**
> **Forms 8-K for 2007**
> **File No. 0-2642**

Dear Mr. Kang:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 8-K Dated February 8, March 15, and May 10, 2007

1.   We note that you have presented various non-GAAP financial measures in earning releases in your Forms 8-K dated February 8, March 15 and May 10, 2007. In future filings, revise to provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure and the reasons why you believe the presentation of non-GAAP financial measures provides useful information to investors regarding your results of operations and, to the extent material, statements disclosing the additional purposes, if any, for which you use each non-GAAP financial measure. In the discussion of why the measure is useful to investors, you must discuss why investors would find it valuable in the context in which it is presented, given the excluded items.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides the requested information. Confirm that you will comply with these comments in all future filings with the Commission. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments and the requested information.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Jeffrey Kang

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3676, if you have questions regarding our comments. In our absence you may contact Martin F. James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Brian R. Cascio
Accounting Branch Chief

cc: Robert G. Wray
        Skadden, Arps, Slate, Meagher & Flom LLP
        Facsimile 917-777-5305